MEMX Execution Services LLC

Statement of Financial Condition
December 31, 2023

With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70449

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MEMX Execution Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

525 Washington Boulevard, Office 52
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Megan Sauerwine	551-370-1038	msauerwine@memx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Megan Sauerwine, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MEMX Execution Services LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
KRISTAL R AMERICUS - Notary Public
Northampton County
My Commission Expires December 4, 2027
Commission Number 1441119

Signature: Megan Sauerwine

Title: Financial and Operations Principal

Kristal R Americus

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MEMX Execution Services LLC
Year Ended December 31, 2023
Table of Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of
MEMX Execution Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MEMX Execution Services LLC (the Company) as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2020.

March 27, 2024

MEMX Execution Services LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$ 1,677,910
Due from clearing broker	282,752
Other assets	20,791
Total Assets	**$ 1,981,453**

Liabilities and Members' Equity

Liabilities:

Accrued expenses	109,932
Due to parent	120
Due to affiliate	76,641
Total Liabilities	**186,693**

Members' Equity:

Contributed capital	5,000,000
Retained earnings	(3,205,240)
Total Members' Equity	**1,794,760**
Total Liabilities and Members' Equity	**$ 1,981,453**

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

MEMX Execution Services LLC (the "Company" or the "broker-dealer") was organized as a Delaware Limited Liability Company on May 7, 2019. The Company is a subsidiary of MEMX Holdings LLC ("MEMX Holdings") and MEMX SubCo LLC ("MEMX SubCo"), with 99.5% and 0.5% ownership interests, respectively. MEMX SubCo is a wholly owned subsidiary of MEMX Holdings.

The Company was established to support its affiliate national securities exchange, MEMX LLC, ("MEMX LLC" or the "Exchange") by taking orders from the Exchange to be routed to other venues for execution. The broker-dealer was approved by the Financial Industry Regulatory Authority ("FINRA") on June 11, 2020 and began routing orders of equity securities on behalf of the Exchange on February 17, 2021. On June 13, 2023, FINRA approved the broker-dealer's continuing membership application to expand its business to routing of options orders on behalf of the Exchange. As of December 31, 2023, the broker-dealer has not begun routing options orders.

The company is a registered broker-dealer regulated by the Securities and Exchange Commission ("SEC"), FINRA, other self-regulatory organizations ("SROs") of which it is a member, and other federal and state agencies. FINRA is the Company's designated examining authority. The Company is subject to the SEC's net capital rule, which specifies minimum net capital levels for registered broker-dealers and is designed to enforce minimum standards for the financial condition and liquidity of broker-dealers. The Company does not hold customer funds or safekeep customer securities and it clears all transactions on a fully-disclosed basis through its clearing firm.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement includes all accounts of the Company and has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), following Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB").

Segment reporting

The Company operates as one reportable operating segment, U.S. order routing services, as further described in the notes to financial statement.

Use of estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of contingent amounts in the financial statement and accompanying notes. Management believes the estimates used in preparing the financial statement are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash held at banks and short-term, highly liquid investments which are readily convertible to cash, with original maturities of three months or less. Cash and cash equivalents are on deposit with multiple financial institutions. At times, balances may be in excess of federally insured limits. The Company has not experienced any losses in such accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Due from clearing broker

In connection with the Company's agreement with its clearing firm, the Company is required to maintain a minimum of $250,000 in a deposit account. As of December 31, 2023, amounts due from broker consist solely of cash.

Accrued expenses

Routing and clearing costs are paid to the Company's service providers monthly in arrears. As of December 31, 2023, accrued expenses consist primarily of December 2023 routing and clearing costs.

Members' equity

As of December 31, 2023, 1,000 units of a single class were issued and outstanding. The Company's profits and losses are allocated to members in accordance with the percentage ownership interest and each member's liability is limited to their contribution. During the year, MEMX Holdings made a capital contribution of $1,000,000 to the Company, of which $5,000 represented the contribution from MEMX SubCo.

Income taxes

The Company is a limited liability company which is taxed as a partnership for U.S. tax purposes. No provision for income taxes is made in the financial statement as the Company is treated as a pass-through entity for federal, state and local income taxes.

As of December 31, 2023, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, Income Taxes ("ASC 740"), and accordingly, management has concluded that no additional ASC 740 disclosures are required.

As of December 31, 2023, the Company's tax returns are subject to examination by tax authorities for the years 2019 through 2022.

3. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that broker-dealers maintain a minimum level of net capital, as prescribed by the rule. The Company elects the alternative method for computing its net capital requirement. As of December 31, 2023, the Company had net capital of $1,753,877, which exceeded its requirement by $1,503,877. The SEC's Uniform Net Capital Rule 15c3-1 imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

The Company is subject to the SEC's Customer Protection Rule 15c3-3 and files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to routing orders to other venues for execution on behalf of its affiliate exchange, and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

4. COMMITMENTS AND CONTINGENCIES

From time to time, the Company may become involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that management believes could have a material effect on the results of operations, cash flows, or financial condition.

5. RELATED PARTY TRANSACTIONS

The Company is party to an expense sharing arrangement with MEMX Holdings and MEMX LLC, whereby support services that include compensation & benefits, facilities, technology infrastructure and certain other operating expenses are allocated to the Company. Additionally, MEMX Holdings and MEMX LLC may pay vendors for direct expenses on behalf of the Company.

Revenues paid to the Company from MEMX LLC are presented net against amounts payable for both direct and allocated expenses and included in Due to Affiliate. The Company settles intercompany balances with MEMX Holdings and MEMX LLC monthly, in arrears.

The following summarizes the direct and allocated components of related party payables (receivables) at December 31, 2023:

	Due to affiliate	Due to parent	Total
Related party payables (receivables)			
Direct revenues	$ (70,128)	$ -	$ (70,128)
Allocated expenses	31,992	120	32,112
Direct expenses	114,777	-	114,777
Balance at December 31, 2023	**$ 76,641**	**$ 120**	**$ 76,761**

The Company holds its cash balance in a deposit account at an affiliate of one of the equity members of MEMX Holdings.

The Company has an agreement with its clearing firm to provide clearing, execution and other related services. This clearing firm is an affiliate of one of the equity members of MEMX Holdings.

6. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures or adjustments or both resulting from subsequent events through the date the financial statement was available to be issued and determined that there were no subsequent events that require disclosure or adjustment.